Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Monday, September 28 was a historic day for ACS. Xerox and ACS decided to join forces to create a new class of solutions provider with leading technology and expertise in document and business process management. Together with Xerox, ACS will be able to grow and scale in incredible ways. By leveraging Xerox’s industry-leading document management, strong brand awareness, global account management, and R&D investments, we will be able to offer comprehensive document management, create new automated and differentiated BPO services, acquire new capabilities to sell across both companies’ customer bases, and accelerate ACS’ global infrastructure initiatives in ITO. I am truly excited at the possibilities before us. Xerox understands that ACS’ success is due to your talent and hard work, and they have made it clear that they intend to preserve our vibrant team culture. ACS will continue to operate as an independent organization and maintain our headquarters in Dallas as well as our operations around the world. This will ensure a smooth transition of our internal operations and will appear seamless to our clients. I realize that you will have many questions and concerns, and I want to address them i n the upcoming days. We h ave created this webpage http://www.acs-inc.com/acsquestions for you to learn more about Xerox and read my updates. Feel free to write to acsquestions@acs-inc.com with any question you have. Thank you for your continued hard work. I look forward to many more years of growth and success, in our new path forward. Sincerely, Lynn Blodgett President & CEO Forward-Looking Statements This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of Affiliated Computer Services, Inc. (ACS) will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. Affiliated Computer Services, Inc. (ACS) assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Additional Information The proposed merger transaction involving Affiliated Computer Services, Inc. (ACS) and Xerox will be submitted to the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox for their consideration. In connection with the proposed merger, Affiliated Computer Services, Inc. (ACS) will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC). Affiliated Computer Services, Inc. (ACS) and Xerox will each mail the joint proxy statement/prospectus to its stockholders. Affiliated Computer Services, Inc. (ACS) and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Affiliated Computer Services, Inc. (ACS) and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Affiliated Computer Services, Inc. (ACS)’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Affiliated Computer Services, Inc. (ACS), Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Affiliated Computer Services, Inc. (ACS)’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can obtain free copies of these documents from Affiliated Computer Services, Inc. (ACS) and Xerox websites using the contact information above.